GLOBAL GSM SOLUTIONS INC.

204 West Spear Street

Carson City NV 89703

Tel: (775) 636-6986, Fax: (775) 245-3048

July 14, 2010

United States

Securities and Exchange Commission

Washington, DC 20549-7010

Attention:  Pamela A. Long

Re:  Global GSM Solutions, Inc.

Amendment No. 2 to

Registration Statement on Form S-1

Filed: June 11, 2010

File No.: 333-165929

Dear Ms. Long:

In response to your letter dated June 17, 2010 which included comments regarding our Amendment No. 2 to Registration Statement on Form S-1 filed on June 11, 2010, we have prepared the following responses:

Prospectus Cover Page

Comment 1: We note that you have include the “Subject to Completion” legend we requested in prior comment 2, however, the legend appears on the facing page of the registration statement itself, rather than on the cover page of the prospectus that investors will receive. Please revise to place the legend on the prospectus cover page rather than the registration statement facing page.

In response to this comment, the Company has moved the “Subject to Completion” legend to the prospectus cover page.

Financial Statements, page 34

Comment 2: Please include interim financial statements for the period ended April 30, 2010. Please similarly update your financial information throughout the filings. See Rule 8-08 of Regulation S-X.

In response to this comment, the Company has included interim financial statements for the period ended April 30, 2010 and updated its financial information throughout the filings.

Exhibit 23.1

Comment 3: You have incorporated by reference the previously filed consent from Silberstein Ungar, PLLC. However, that consent refers to the Form S-1/A#1. As such, please obtain a new consent from Silberstein Ungar and include with your next amendment.

In response to this comment, the Company has obtained a new consent from Silberstein Ungar and included with its Amendment No. 3 to Registration Statement on Form S-1.

Please direct any further comments or questions you may have to our President, Mr. Gennady Fedosov at:

Facsimile No.: (775) 245-3048

Thank you.

Sincerely,

/S/ Gennady Fedosov

Gennady Fedosov, President